[AEGIS LETTERHEAD]

February 28, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Professional Diversity Network, LLC
Registration Statement on Form S-1 (SEC File No. 333-181594)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Professional Diversity Network, LLC that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:30 p.m., Eastern time, on March 4, 2013 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 1050 copies of the Preliminary Prospectus issued February 13, 2013 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

AEGIS CAPITAL CORP.

    as Representatives

By: AEGIS CAPITAL CORP.

By:	/s/ Kevin Mckenna
Name: Kevin Mckenna
Title: Chief Compliance Officer